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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

RETALIX LTD

(Name of Issuer)

Ordinary Shares, nominal value NIS 1.00 per share

 (Title of Class of Securities)

M8215W109

(CUSIP Number)

Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. M8215W109
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua M. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,619,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,619,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. M8215W109
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Flatbush Watermill, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,619,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,619,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. M8215W109
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Flatbush Watermill Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,619,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,619,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. M8215W109
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. FW2, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 262,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 262,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.08%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M8215W109
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FW3, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,357,055
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,357,055
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,055
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.76%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 262,000 Ordinary Shares held by FW2 was $3,456,214.66 (including brokerage fees and expenses). All Ordinary Shares beneficially held by FW2 were paid for using its working capital.

The aggregate purchase price of the 2,357,055 Ordinary Shares held by FW3 was $32,099,909.03 (including brokerage fees and expenses). All Ordinary Shares beneficially held by FW3 were paid for using its working capital.

Item 5.
Interest in Securities of the Issuer

The subparagraphs (a) and (b) of Item 5 are hereby amended and restated as follows:

(a), (b)

As of September  19, 2011, the aggregate number of Ordinary Shares and percentage of the outstanding Ordinary Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Share: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Mr. Schwartz (1) (2) (3)	2,619,055	0	2,619,055	10.84%
Flatbush Watermill (1) (2) (3)	2,619,055	0	2,619,055	10.84%
Flatbush Watermill Management (1) (2) (3)	2,619,055	0	2,619,055	10.84%
FW2 (1) (2)	262,000	0	262,000	1.08%
FW3 (1) (3)	2,357,055	0	2,357,055	9.76%

 * Based on 24,160,075 Ordinary Shares outstanding as of April 14, 2011, as disclosed in the Issuer’s Report of Foreign Private Issuer on Form 20-F filed with the Securities and Exchange Commission on April 14, 2011.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 262,000 Ordinary Shares owned by FW2.

(3) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,357,055 Ordinary Shares owned by FW3.

The subparagraph (c) of Item 5 is hereby amended and restated as follows:

(c)

The trading dates, number of shares of Ordinary Shares purchased or sold, and the price per Ordinary Share for all transactions by the Reporting Persons in Ordinary Shares in the last 60 days, all of which were brokered transactions, are set forth below:

Party	Date of Purchase/Sale	# Shares	Buy/Sell	Price/Share
FW2	8/25/2011	3,505	BUY	$12.97
FW2	9/12/2011	19,495	BUY	$12.80
FW2	9/19/2011	22,000	BUY	$13.19
FW3	8/11/2011	9,848	BUY	$13.26
FW3	8/23/2011	20,000	BUY	$13.54
FW3	9/12/2011	147,505	BUY	$12.82
FW3	9/19/2011	181,763	BUY	$13.19

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of September  19, 2011 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated August 19 2011, by and among Joshua M. Schwartz, Flatbush Watermill, LLC, Flatbush Watermill Management, LLC, FW2, LP and FW3, LP.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           September 19, 2011

JOSHUA M. SCHWARTZ

By:	/s/ Joshua M. Schwartz
Name: Joshua M. Schwartz

FLATBUSH WATERMILL, LLC

By:	/s/ Joshua M. Schwartz
Name: Joshua M. Schwartz
Title: Managing Member

FLATBUSH WATERMILL MANAGEMENT, LLC

By:	/s/ Joshua M. Schwartz
Name: Joshua M. Schwartz
Title: Managing Member

FW2, LP

By:	Flatbush Watermill, LLC, its general partner

	By:	/s/ Joshua M. Schwartz
Name: Joshua M. Schwartz
Title: Managing Member

FW3, LP

By:	Flatbush Watermill, LLC, its general partner

	By:	/s/ Joshua M. Schwartz
Name: Joshua M. Schwartz
Title: Managing Member